

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
Joey Parsi
Chief Executive Officer
Giggles N Hugs, Inc.
10250 Santa Monica Blvd., #155
Los Angeles, California 90067

> **Re:** **Giggles N Hugs, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed August 10, 2012**
> **File No. 000-53948**

Dear Mr. Parsi:

We have reviewed your response dated August 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 8-K filed August 10, 2012

Certain Relationships and Related Transactions, and Director Independence, page 20

Transactions with Related Persons, page 20

1. We note your response to our prior comment 2. Item 404(a) of Regulation S-K requires disclosure for any related party transaction since the beginning of the

company's last fiscal year in which the company is or was a participant. Please revise to provide disclosure regarding the $1,562,127 loan to Giggles N Hugs, LLC for the year ended December 31, 2011. Please also discuss what has happened to the loan. If it was paid off, cancelled or otherwise extinguished in connection with the merger effected on December 31, 2011, please disclose this information accordingly.

You may contact Juan Migone at (202) 551-3312 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Donald J. Stoecklein
        Stoecklein Law Group